Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Year Ended September 30
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Income from continuing operations before provision for income taxes and cumulative effect of accounting change per statement of income	$236,890	$218,018	$137,765	$126,371	$94,836
Add:
Portion of rents representative of the interest factor	5,581	4,307	3,571	3,626	3,614
Interest on debt & amortization of debt expense	146,607	132,658	65,437	63,660	59,174

Income as adjusted	$389,078	$354,983	$206,773	$193,657	$157,624

Fixed charges:
Interest on debt & amortization of debt expense (1)	$146,607	$132,658	$65,437	$63,660	$59,174
Capitalized interest (2)	3,641	2,542	1,184	623	1,272
Rents	16,743	12,922	10,712	10,878	10,842
Portion of rents representative of the interest factor (3)	5,581	4,307	3,571	3,626	3,614

Fixed charges (1)+(2)+(3)	$155,829	$139,507	$70,192	$67,909	$64,060

Ratio of earnings to fixed charges	2.50	2.54	2.95	2.85	2.46